SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Unaudited interim consolidated

financial statements at
March 31, 2021
and report on review

Report on review of interim

consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at March 31, 2021 and the related interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

São Paulo, May 18, 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

AMBEV S.A.

Interim Consolidated Balance Sheet

All amounts in thousand of Brazilian Reais unless otherwise stated

Assets	Note	03/31/2021	12/31/2020

Cash and cash equivalents	5	17,286,068	17,090,335
Investment securities	6	2,049,628	1,700,028
Derivative financial instruments	22	637,404	505,933
Trade receivable		3,357,889	4,303,138
Inventories	7	9,698,229	7,605,905
Income tax and social contributions recoverable		1,639,176	1,759,247
Recoverable taxes	8	1,366,802	1,527,895
Other assets		1,024,665	850,133
Current assets		37,059,861	35,342,614

Investment securities	6	218,335	213,907
Derivative financial instruments	22	380	3,403
Income tax and social contributions recoverable		4,362,349	4,495,002
Recoverable taxes	8	5,697,748	5,695,806
Deferred tax assets	9	5,926,253	4,560,808
Other assets		2,127,921	2,141,596
Employee benefits		36,928	33,648
Investments in joint ventures		341,043	337,427
Property, plant and equipment	10	26,676,905	24,768,355
Intangible		8,363,842	7,580,556
Goodwill	11	42,606,266	40,023,457
Non-current assets		96,357,970	89,853,965

Total assets		133,417,831	125,196,579

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Balance Sheet (continued)

All amounts in thousand of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	03/31/2021	12/31/2020

Trade payables		20,816,270	19,339,223
Derivative financial instruments	22	542,497	329,768
Interest-bearing loans and borrowings	12	2,598,909	2,738,773
Wages and salaries		1,287,634	925,531
Dividends and interest on shareholders’ equity payable		1,325,042	2,454,741
Income tax and social contribution payable		1,226,294	1,167,347
Taxes and contributions payable		2,401,741	4,549,521
Other liabilities		1,543,685	1,848,148
Provisions	13	138,649	124,912
Current liabilities		31,880,721	33,477,964

Trade payables		693,280	655,872
Derivative financial instruments	22	-	20
Interest-bearing loans and borrowings	12	2,428,252	2,053,455
Deferred tax liabilities	9	3,439,366	3,043,362
Income tax and social contribution payable		1,863,107	1,912,658
Taxes and contributions payable		686,931	684,260
Put option granted on subsidiaries and other liabilities		4,543,738	4,226,731
Provisions	13	445,429	447,086
Employee benefits		3,806,612	3,544,047
Non-current liabilities		17,906,715	16,567,491

Total liabilities		49,787,436	50,045,455

Equity	14
Issued capital		57,973,874	57,899,073
Reserves		80,897,817	80,905,572
Carrying value adjustments		(60,048,273)	(64,989,017)
Retained earnings / (losses)		3,220,705	-
Equity attributable to the equity holders of Ambev		82,044,123	73,815,628
Non-controlling interests		1,586,272	1,335,496
Total equity		83,630,395	75,151,124

Total equity and liabilities		133,417,831	125,196,579

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Statements of Income

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Note	2021	2020

Net sales	16	16,639,761	12,602,597
Cost of sales		(7,945,330)	(5,643,189)
Gross profit		8,694,431	6,959,408

Distribution expenses		(2,129,593)	(1,851,313)
Sales and marketing expenses		(1,445,040)	(1,555,539)
<root/> Administrative expenses		(1,234,059)	(665,346)
Other operating income/(expenses), net	17	177,940	171,269
Exceptional items	18	(71,425)	(24,075)
Income from operations		3,992,254	3,034,404

Finance expenses	19	(1,444,395)	(1,782,643)
Finance income	19	380,095	245,776
Net finance result		(1,064,300)	(1,536,867)

Share of results of joint ventures		(12,546)	(6,617)
Income before income tax		2,915,408	1,490,920

Income tax expense	20	(182,097)	(279,668)
Net income		2,733,311	1,211,252

Attributable to:
Equity holders of Ambev		2,625,412	1,091,784
Non-controlling interest		107,899	119,468

Basic earnings per share - common - R$		0.1668	0.0694
Diluted earnings per share - common - R$		0.1654	0.0688

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Statements of Comprehensive Income

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	2021	2020

Net income	2,733,311	1,211,252

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(56,151)	(4,754)

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge - put option granted on subsidiaries	(163,002)	(574,974)
Gains/losses on translation of other foreign operations	4,687,468	8,054,805
Gains/losses on translation of foreign operations	4,524,466	7,479,831

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,048,776	898,514
Reclassified from Equity (Hedge reserve) and included in profit or loss	(391,456)	(355,682)
Total cash flow hedge	657,320	542,832

Other comprehensive (loss)/income	5,125,635	8,017,909

Total comprehensive income	7,858,946	9,229,161

Attributable to:
Equity holders of Ambev	7,565,774	8,734,835
Non-controlling interest	293,172	494,326

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 9 - Deferred income tax and social contribution.

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2020	57,866,759	54,811,462	20,874,268	-	(72,274,464)	61,278,025	1,277,980	62,556,005

Net Income	-	-	-	1,091,784	-	1,091,784	119,468	1,211,252

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	7,103,805	7,103,805	376,026	7,479,831
Cash flow hedges	-	-	-	-	543,944	543,944	(1,112)	542,832
Actuarial gains/(losses)	-	-	-	-	(4,698)	(4,698)	(56)	(4,754)
Total comprehensive income	-	-	-	1,091,784	7,643,051	8,734,835	494,326	9,229,161
Capital increase (Note 14)	32,314	(32,314)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	300,195	-	300,195	(566)	299,629
Gains/(losses) of controlling interest	-	-	-	-	(756)	(756)	1,109	353
Tax on deemed dividends	-	-	-	-	(772)	(772)	-	(772)
Dividends paid	-	-	-	-	-	-	(23,685)	(23,685)
Purchases of shares and results from treasury shares	-	(2,150)	-	-	-	(2,150)	-	(2,150)
Share-based payments	-	50,529	-	-	-	50,529	-	50,529
At March 31, 2020	57,899,073	54,827,527	20,874,268	1,391,979	(64,632,941)	70,359,906	1,749,164	72,109,070

 The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2021	57,899,073	54,985,511	25,920,061	-	(64,989,017)	73,815,628	1,335,496	75,151,124

Net Income	-	-	-	2,625,412	-	2,625,412	107,899	2,733,311

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	4,340,712	4,340,712	183,754	4,524,466
Cash flow hedges	-	-	-	-	655,880	655,880	1,440	657,320
Actuarial gains/(losses)	-	-	-	-	(56,230)	(56,230)	79	(56,151)
Total comprehensive income	-	-	-	2,625,412	4,940,362	7,565,774	293,172	7,858,946
Capital increase (Note 14)	74,801	(74,333)	-	-	-	468	-	468
Effect of application of IAS 29 (hyperinflation)	-	-	-	595,293	-	595,293	(1,236)	594,057
Gains/(losses) of controlling interest	-	-	-	-	382	382	-	382
Dividends paid	-	-	-	-	-	-	(41,160)	(41,160)
Purchases of shares and results from treasury shares	-	(32,061)	-	-	-	(32,061)	-	(32,061)
Share-based payments	-	98,639	-	-	-	98,639	-	98,639
At March 31, 2021	57,973,874	54,977,756	25,920,061	3,220,705	(60,048,273)	82,044,123	1,586,272	83,630,395

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Statements of Cash Flows

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Note	2021	2020

Net income		2,733,311	1,211,252
Depreciation, amortization and impairment		1,263,530	1,174,012
Impairment losses on receivables and inventory		27,251	53,540
Additions/(reversals) in provisions and employee benefits		26,237	19,373
Net finance costs	19	1,064,300	1,536,867
Losses/(gains) on sale of property, plant and equipment and intangible assets		(27,848)	(27,337)
Equity-settled share-based payment expenses	21	105,142	51,797
Income tax expense	20	182,097	279,668
Share of result of joint ventures		12,546	6,617
Other non-cash items included in profit		(427,211)	(346,778)
Cash flow from operating activities before changes in working capital and use of provisions		4,959,355	3,959,011

(Increase)/decrease in trade and other receivables		1,464,781	2,665,860
(Increase)/decrease in inventories		(1,722,216)	(1,142,700)
Increase/(decrease) in trade and other payables		(523,867)	(2,518,292)
Cash generated from operations		4,178,053	2,963,879

Interest paid		(56,234)	(132,971)
Interest received		54,250	133,746
Dividends received		2,740	937
Income tax paid		(1,341,951)	(1,421,534)
Cash flow from operating activities		2,836,858	1,544,057

Proceeds from sales of property, plant and equipment and intangible assets		39,744	30,232
Proceeds from sales of subsidiaries operations		382	-
Acquisitions of property, plant and equipment and intangible assets		(1,327,335)	(1,346,319)
Acquisitions of subsidiaries, net of cash acquired		(89,036)	(279,327)
Acquisitions of other investments		(2,645)	-
Investments in short term debt securities and net proceeds/(acquisitions) of debt securities		(349,075)	(75,278)
Net proceeds/(acquisitions) of other assets		5,044	-
Cash flow from investing activities		(1,722,921)	(1,670,692)

Capital increase		468	-
Capital increase/(decrease) of non-controlling interest		-	659
Proceeds/(repurchases) of treasury shares		(38,426)	(4,467)
Proceeds from borrowings		107,120	86,549
Repayment of borrowings		(434,663)	(46,938)
Cash net of finance costs other than interests		54,697	(8,147)
Payment of lease liabilities		(225,837)	(128,690)
Dividends and interest on shareholders equity paid		(1,241,110)	(46,548)
Cash flow from financing activities		(1,777,751)	(147,582)

Net increase/(decrease) in cash and cash equivalents		(663,814)	(274,217)
Cash and cash equivalents less bank overdrafts at the beginning of the year (i)		17,090,335	11,900,642
Effect of exchange rate fluctuations on cash and cash equivalents		859,547	1,578,047
Cash and cash equivalents less bank overdrafts at the end of the year (i)		17,286,068	13,204,472

(i) Net of guaranteed account.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION	11
2.	STATEMENT OF COMPLIANCE	15
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	16
4.	USE OF ESTIMATES AND JUDGMENTS	16
5.	CASH AND CASH EQUIVALENTS	18
6.	INVESTMENT SECURITIES	18
7.	INVENTORY	19
8.	RECOVERABLE TAXES	19
9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	19
10.	PROPERTY, PLANT AND EQUIPMENT	22
11.	GOODWILL	24
12.	INTEREST-BEARING LOANS AND BORROWING	25
13.	PROVISIONS	27
14.	CHANGES IN EQUITY	29
15.	SEGMENT REPORTING	34
16.	NET SALES	36
17.	OTHER OPERATING INCOME / (EXPENSES)	37
18.	EXCEPTIONAL ITEMS	37
19.	FINANCE EXPENSES AND INCOME	37
20.	INCOME TAX AND SOCIAL CONTRIBUTION	38
21.	SHARE-BASED PAYMENTS	40
22.	FINANCIAL INSTRUMENTS AND RISKS	42
23.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	57
24.	CONTINGENCIES	57
25.	NON-CASH ITEMS	61
26.	RELATED PARTIES	61

10

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, in their final form, by the Board of Directors on May 05, 2021.

(b)	Major corporate events in 2021 and 2020

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate. Many of these measures directly affect our sales, distribution and final consumer demand for our products.

11

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer markets and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries; although this channel represents a small portion of the Company's total volume.

During the first quarter of 2021, the consistency in the implementation of the Company's strategy and the relaxation of restrictions in some regions during the first two months of this first quarter, led to a gradual increase in volumes across most of our operations, especially in Brazil. However, the restrictions imposed in March 2021, especially in Brazil, on commercial and operating activities, social distancing, production and consumption of alcoholic beverages had a partially impact in the result of the second half of March. Although the restrictions are considered temporary, there is some uncertainty regarding the duration and likelihood of further government interventions or increase in restrictions, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and the outcome of operations, as well as volatility in the trading prices of our shares. However, we are continuing to manage our liquidity and capital resources in a disciplined manner. Management have concluded that there are no substantial doubts regarding the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at March 31, 2021, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 11 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the interim financial statements, among other analyses.

12

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Any impacts arising from these analyses are reflected in the interim financial statements and Explanatory Notes. In addition, due to the protective actions taken for our staff and the donations made by our community, the Company incurred exceptional expenses of R$31,051, at March 31, 2021, as reported in Note 18 - Exceptional items.

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program will be in effect until September 18, 2022, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, together with other information, in the form of Exhibit 30-XXXVI of CVM Instruction No. 480/09 as disclosed at March 18, 2021. The Company has 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The acquisition will occur as per a deduction of the capital reserve account recorded in the balance sheet dated as at December 31, 2020. The transaction will be carried out through one or more of the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A..

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. Until March 31, 2021, there were no exercises for these options. The details of the assumptions used for this option are described in Note 22 (Item IV (d)).

13

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Distribution agreement Cervecería Chile S.A.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, a subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands from PepsiCo’s portfolio in Bolivia, was amended in June 1, 2020, extending the agreement for a further ten years and reflecting certain changes in the trade agreement between the parties.

New acquisitions

On January 22, 2020, the Company, through its subsidiary Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages.

Exchange contracts for future financial flows - Equity Swaps

On December 19, 2019, the Board of Directors of Ambev approved the execution, by the Company or its subsidiaries, of equity swap contracts through financial institutions to be defined by the Company's management, having as an underlying asset the shares issued by the Company or American Depositary Receipts (ADRs), without impacting the liquidation, within the regulatory term, of the contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts could result in exposure of up to 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.5 billion.

On May 13, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 65 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.0 billion.

14

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

On December 9, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation, of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.2 billion, in addition to contracts already executed in the context of the approvals of December 19, 2019 and May 13, 2020, and which have not yet been settled as at the date of approval, may result in an exposure of up to 137,014,453 common shares (some or all of which may be in the form of ADRs).

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2020. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Investments securities (Note 16);
(d)	Intangibles (Note 15);
(e)	Goodwill (Note 14);
(f)	Trade payables (Note 26);
(g)	Interest-bearing loans and borrowings (Note 23);
(h)	Employee benefits (Note 24);
(i)	Changes in equity (Note 22);
(j)	Additional information on operating expenses by nature (Note 10);
(k)	Payroll and related benefits (Note 09);
(l)	Contingencies (Note 30);
(m)	Group companies (Note 33); and
(n)	Insurance (Note 34)
15

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at March 31, 2021 compared to those presented in the financial statements for the years ended December 31, 2020.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended March 31, 2021 for the preparation of these interim financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in interim consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments regarding the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

16

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting;

(ii) Business combinations;

(iii) Impairment;

(iv) Provisions;

(v) Share-based payments;

(vi) Employee benefits;

(vii) Current and deferred tax;

(viii) Joint arrangements;

(ix) Measurement of financial instruments, including derivatives;

(x) Assets and liabilities recognition related to extemporaneous tax credits and debits;

(xi) Accounting and financial reporting in hyperinflationary economies; and

(xii) Leases.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of the subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and by their nature, can take a considerable time to complete.

17

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

5.	CASH AND CASH EQUIVALENTS

	03/31/2021	12/31/2020

Cash	208,444	261,426
Current bank accounts	6,370,255	5,860,939
Short term bank deposits (i)	10,707,369	10,967,970
Cash and cash equivalents	17,286,068	17,090,335

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The current account balance includes the amount of R$492 million as at March 31, 2021 (R$449 million in 2020) which is held in Cuba and is not freely transferable to the parent company due to remittance restrictions.

6.	INVESTMENT SECURITIES

	03/31/2021	12/31/2020

Financial assets at fair value through profit or loss	2,049,628	1,700,028
Current investment securities	2,049,628	1,700,028

Investment on debt securities (i)	218,335	213,907
Non-current investment securities	218,335	213,907

Total	2,267,963	1,913,935

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) which are linked to tax incentives and do not have immediate convertibility into a known amount of cash.

18

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

7.	INVENTORY

	03/31/2021	12/31/2020

Finished goods	3,759,651	2,575,516
Work in progress	612,236	518,345
Raw materials and consumables	4,208,120	3,513,022
Spare parts and others	834,308	758,809
Prepayments	438,859	381,361
Impairment losses	(154,945)	(141,148)
	9,698,229	7,605,905

Write-offs/losses on inventory recognized in the income statement amounting to R$24,395 in period ended on March 31, 2021 (R$34,330 in the period ended on March 31, 2020).

8.	RECOVERABLE TAXES
	03/31/2021	12/31/2020
PIS/COFINS exclusion of ICMS (i)	54,430	-
PIS/COFINS	457,334	711,991
ICMS	585,095	563,422
IPI	192,079	177,041
Others	77,864	75,441
Current	1,366,802	1,527,895

PIS/COFINS exclusion of ICMS (i)	5,143,506	5,183,354
ICMS	298,656	266,528
Others	255,586	245,924
Non-current	5,697,748	5,695,806

Total	7,064,550	7,223,701

(i) As detailed in Note 24 - Contingencies, the Company has been recognizing PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS - exclusion of ICMS, and of the values recognized in this line item, those that still remain in assets amount to R$4.3 billion for the period called- REFRI; and R$0.9 billion referring mainly to the period after the STF decision up to December 31, 2020.

9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follow:

19

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 30%
Canada	26.5%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018, reducing the income tax rate for the first two years from 35% to 30% and, in subsequent years, to 25%. Further, new amendments to the Argentine tax legislation approved on December 23, 2019 postponed for one year the application of the income tax rate of 25%, and extended for a third year the application of the 30% rate.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against currently recorded temporary differences, with a particular emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2021			12/31/2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	12,409	(2,345)	10,064	10,113	-	10,113
Intangible	-	(1,406,901)	(1,406,901)	-	(1,253,015)	(1,253,015)
Employee benefits	1,097,296	(2,968)	1,094,328	971,180	(3,004)	968,176
Trade payables	4,641,867	(217,389)	4,424,478	3,917,100	(230,244)	3,686,856
Trade receivable	53,264	(4)	53,260	53,066	(4)	53,062
Derivatives	30,307	(148,641)	(118,334)	36,331	(118,744)	(82,413)
Interest-Bearing Loans and Borrowings	-	(1,873)	(1,873)	-	(1,805)	(1,805)
Inventories	273,012	(85,022)	187,990	288,709	(67,590)	221,119
Property, plant and equipment	455,145	(1,662,158)	(1,207,013)	430,760	(1,608,996)	(1,178,236)
Withholding tax on undistributed profits and royalties	-	(1,704,427)	(1,704,427)	-	(1,538,850)	(1,538,850)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	592,679	-	592,679	-	-	-
Losses carried forward	1,730,036	-	1,730,036	1,739,680	-	1,739,680
Provisions	606,272	(1,973)	604,299	636,030	(1,266)	634,764
Complement of income tax of foreign subsidiaries due in Brazil	-	(21,452)	(21,452)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	111,693	(1,892)	109,801	124,160	(1,635)	122,525
ICMS on the assessment bases of PIS/COFINS	-	(1,465,011)	(1,465,011)	-	(1,460,795)	(1,460,795)
Other items	119,065	(92,513)	26,552	79,215	(61,361)	17,854
Gross deferred tax assets / (liabilities)	9,723,045	(7,236,158)	2,486,887	8,286,344	(6,768,898)	1,517,446
Netting by taxable entity	(3,796,792)	3,796,792	-	(3,725,536)	3,725,536	-
Net deferred tax assets / (liabilities)	5,926,253	(3,439,366)	2,486,887	4,560,808	(3,043,362)	1,517,446

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingencies related to uncertainty about the tax treatment of income, are disclosed in Notes 4 (i) and 24, respectively.

20

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

As at March 31, 2021 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	03/31/2021
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	10,064	10,064
Intangible	(1,689)	(1,405,212)	(1,406,901)
Employee benefits	97,493	996,835	1,094,328
Trade payables	(197,854)	4,622,332	4,424,478
Trade receivable	44,366	8,894	53,260
Derivatives	(108,606)	(9,728)	(118,334)
Interest-bearing loans and borrowings	(1,641)	(232)	(1,873)
Inventories	225,236	(37,246)	187,990
Property, plant and equipment	18,880	(1,225,893)	(1,207,013)
Withholding tax on undistributed profits and royalties	(145,516)	(1,558,911)	(1,704,427)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	592,679	-	592,679
Provisions	310,719	293,580	604,299
Complement of income tax of foreign subsidiaries due in Brazil	(21,452)	-	(21,452)
Impact of the adoption of IFRS 16 (Leases)	(842)	110,643	109,801
ICMS on the assessment bases of PIS/COFINS	-	(1,465,011)	(1,465,011)
Other items	68,997	(42,445)	26,552
Total	880,770	(123,919)	756,851

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which it is located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	03/31/2021
2021	604,223
2022	329,589
2023	156,810
2024	270,636
2025	106,248
2026 to 2028	221,828
2029 to 2030 (i)	40,702
Total	1,730,036

(i) There is no expectation of realization beyond a term of ten years.

As at March 31, 2021, the tax credits related to tax losses in the amount of R$1,016,108 (R$969,966 in 2020) were not recorded, as realization is not probable.

21

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

A significant portion of the deferred tax assets related to tax losses amount do not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$4,064,333 at March 31, 2021 (R$3,879,773 in December 31, 2020).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2020	1,517,446
Recognition of actuarial gains/(losses)	12
Investment hedge - put option granted on subsidiaries	83,971
Cash flow hedge - gains/(losses)	(199,056)
Gains/(losses) on translation of other foreign operations	627,676
Recognized in other comprehensive income	512,603
Recognized in the income statement	333,895
Changes directly in the balance sheet	122,943
Recognized in other group of balance sheet	122,943
At March 31, 2021	2,486,887
10.	PROPERTY, PLANT AND EQUIPMENT

	03/31/2021	12/31/2020
Property, plant and equipment	24,159,792	22,852,861
Right of use assets	2,517,113	1,915,494
	26,676,905	24,768,355

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2019	10,886,903	29,676,067	6,367,458	2,184,297	49,114,725
Effects of movements in foreign exchange in the balance sheet	724,849	1,811,929	392,109	173,154	3,102,041
Effects of application of IAS 29 (hyperinflation)	310,492	1,160,364	291,754	130,284	1,892,894
Acquisition through business combinations	4,009	9,841	1,716	-	15,566
Acquisitions	17,203	514,754	74,318	3,815,601	4,421,876
Disposals and write-offs	(23,714)	(1,422,230)	(247,003)	153	(1,692,794)
Transfers to other asset categories	465,366	2,286,586	338,800	(3,472,946)	(382,194)
At December 31, 2020	12,385,108	34,037,311	7,219,152	2,830,543	56,472,114
Effects of movements in foreign exchange in the balance sheet	406,076	1,140,285	278,488	90,578	1,915,427
Effects of application of IAS 29 (hyperinflation)	141,629	(1,564,896)	(886,709)	37,510	(2,272,466)
Acquisitions	6,442	153,768	(4,541)	1,134,016	1,289,685
Disposals and write-offs	-	(195,294)	(19,567)	(27)	(214,888)
Transfers to other asset categories	145,475	273,563	121,605	(639,837)	(99,194)
At March 31, 2021	13,084,730	33,844,737	6,708,428	3,452,783	57,090,678

22

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2019	(3,400,533)	(20,381,204)	(4,785,318)	-	(28,567,055)
Effects of movements in foreign exchange in the balance sheet	(174,260)	(1,205,742)	(278,491)	-	(1,658,493)
Effects of application of IAS 29 (hyperinflation)	(51,432)	(670,356)	(299,978)	-	(1,021,766)
Depreciation	(401,768)	(2,795,364)	(699,221)	-	(3,896,353)
Disposals and write-offs	7,825	1,409,014	245,876	-	1,662,715
Transfers to other asset categories	29,822	(3,578)	22,026	-	48,270
Others	(3,092)	(183,195)	(284)	-	(186,571)
At December 31, 2020	(3,993,438)	(23,830,425)	(5,795,390)	-	(33,619,253)
Effects of movements in foreign exchange in the balance sheet	(102,925)	(762,346)	(212,788)	-	(1,078,059)
Effects of application of IAS 29 (hyperinflation)	(16,421)	1,727,387	908,564	-	2,619,530
Depreciation	(102,084)	(740,086)	(160,502)	-	(1,002,672)
Disposals and write-offs	-	183,764	19,027	-	202,791
Transfers to other asset categories	(4,878)	3,896	23	-	(959)
Others	(51)	(49,070)	(3,143)	-	(52,264)
At March 31, 2021	(4,219,797)	(23,466,880)	(5,244,209)	-	(32,930,886)

Carrying amount:
At December 31, 2020	8,391,670	10,206,886	1,423,762	2,830,543	22,852,861
At March 31, 2021	8,864,933	10,377,857	1,464,219	3,452,783	24,159,792

The balances of capitalized interests and fixed assets provided as security are not material.

Right-of-use asset:

	Buildings	Machinery and equipment	Others	Total
Acquisition cost
At December 31, 2019 (i)	1,339,771	1,865,109	156,221	3,361,101
Effects of movements in foreign exchange in the balance sheet	131,765	8,215	9,284	149,264
Additions	321,794	32,566	12,243	366,603
Transfers from (to) other asset categories	(1,812)	-	(2,207)	(4,019)
At December 31, 2020	1,791,518	1,905,890	175,541	3,872,949
Effects of movements in foreign exchange in the balance sheet	82,467	7,755	5,069	95,291
Additions	118,084	578,282	-	696,366
Write-offs	(188,538)	(662,620)	(55,623)	(906,781)
Transfers from (to) other asset categories	(9,269)	(2,315)	(406)	(11,990)
At March 31, 2021	1,794,262	1,826,992	124,581	3,745,835

23

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	Buildings	Machinery and equipment	Others	Total
Depreciation
At December 31, 2019	(494,488)	(756,906)	(81,078)	(1,332,472)
Effects of movements in foreign exchange in the balance sheet	(40,931)	(4,482)	(3,855)	(49,268)
Depreciation	(280,672)	(256,519)	(43,416)	(580,607)
Transfers (from) to other asset categories	3,217	-	1,675	4,892
At December 31, 2020	(812,874)	(1,017,907)	(126,674)	(1,957,455)
Effects of movements in foreign exchange in the balance sheet	(33,387)	(2,987)	(2,693)	(39,067)
Depreciation	(61,095)	(79,840)	(8,289)	(149,224)
Write-offs	188,538	662,620	54,317	905,475
Transfers (from) to other asset categories	(5,202)	4,884	11,867	11,549
At March 31, 2021	(724,020)	(433,230)	(71,472)	(1,228,722)

Carrying amount:
At December 31, 2020	978,644	887,983	48,867	1,915,494
At March 31, 2021	1,070,242	1,393,762	53,109	2,517,113

(i) Adjusted balances for comparative purposes.

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

Lease Term	Rate %
	03/31/2021	12/31/2020
2021-2025	8.53%	10.54%
2026-2030	6.44%	8.19%
2031-2035	4.20%	10.97%

11.	GOODWILL

	03/31/2021	12/31/2020

Balance at the end of the previous year	40,023,457	35,009,909
Effects of movements in foreign exchange in the balance sheet	2,249,903	4,006,854
Effect of application of IAS 29 (hyperinflation)	314,252	605,432
Acquisitions, (write-offs) and disposal through business combinations	18,654	401,262
Balance at the end of the year	42,606,266	40,023,457

24

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The carrying amount of goodwill was allocated to the different CGUs as follows:

	Functional currency	03/31/2021	12/31/2020

Brazil	BRL	17,696,645	17,696,645
Goodwill		102,939,278	102,939,278
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,570,630	4,080,709
Panama	PAB	1,980,497	1,806,467

Latin America - South:
Argentina	ARS	2,755,054	2,415,231
Bolivia	BOB	2,015,253	1,838,188
Chile	CLP	68,058	63,904
Paraguay	PYG	1,207,405	998,888
Uruguay	UYU	191,223	182,023

Canada	CAD	12,121,501	10,941,402
		42,606,266	40,023,457

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

Impairment testing

The impairment test was updated to the base date of March 31, 2021 considering the most accurate estimates calculated by management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. The conclusion of the revaluation is that there were no indications of impairment until March 31, 2021.

12.	INTEREST-BEARING LOANS AND BORROWING

	03/31/2021	12/31/2020

Secured bank loans (i)	1,905,389	1,940,773
Unsecured bank loans (i)	1,963	246,744
Debentures and unsecured bond issues	109,032	108,548
Other unsecured loans	33,453	36,702
Lease liabilities	549,072	406,006
Current liabilities	2,598,909	2,738,773

Secured bank loans (i)	204,993	238,369
Unsecured bank loans (i)	-	1,074
Other unsecured loans	94,399	98,950
Lease liabilities	2,128,860	1,715,062
Non-current liabilities	2,428,252	2,053,455

(i) In the second quarter Ambev approved new loans for working capital financing. These include the issuance of promissory notes and bank credit notes (CCB), among other types of loans, for a total amount of R$1,906 million at March 31, 2021 (R$1,551 million at December 31, 2020).

25

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule are disclosed in Note 22 - Financial instruments and risks.

Contractual clauses (Covenants)

As at March 31, 2021, the Company's loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract, to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

26

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

As at March 31, 2021, the Company was in compliance with all of its contractual obligations for its loans and financing.

13.	PROVISIONS

(a) Provision changes

	Balance as at December 31, 2019	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2020

Provision for disputes and litigations
Taxes on sales	182,339	204	49,303	(17,178)	(30,472)	184,196
Labor	120,127	(133)	173,969	(142,187)	(21,934)	129,842
Civil	64,023	(788)	167,280	(132,175)	(11,484)	86,856
Other taxes	105,907	991	58,158	(8,045)	(399)	156,612
Total provision for disputes and litigations	472,396	274	448,710	(299,585)	(64,289)	557,506

Restructuring	8,609	2,918	7,128	-	(4,163)	14,492

Total provisions	481,005	3,192	455,838	(299,585)	(68,452)	571,998

	Balance as at December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at March 31, 2021

Provision for disputes and litigations
Taxes on sales	184,196	-	5,021	(4,755)	(2,646)	181,816
Labor	129,842	625	31,840	(29,281)	(2,581)	130,445
Civil	86,856	2,093	11,384	(2,107)	(87)	98,139
Other taxes	156,612	4,727	3,769	(3,570)	(915)	160,623
Total provision for disputes and litigations	557,506	7,445	52,014	(39,713)	(6,229)	571,023

Restructuring	14,492	1,373	-	(2,810)	-	13,055

Total provisions	571,998	8,818	52,014	(42,523)	(6,229)	584,078

27

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

(b)	Expected settlement

	03/31/2021
	Current	Non-current
Provision for disputes and litigations
Taxes on sales	52.287	129.529
Labor	31.791	98.654
Civil	23.622	74.517
Other taxes	21.626	138.997
Total provision for disputes and litigations	129.326	441.697

Restructuring	9.323	3.732

Total provisions	138.649	445.429

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, credits and judicial injunctions exempting the Company from the payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible probabilities are disclosed in Note 24 - Contingencies.

28

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

14.	CHANGES IN EQUITY

(a) Capital stock

		03/31/2021		03/31/2020
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,735,118	57,899,073	15,733,575	57,866,759
Capital increase (i)	4,125	74,801	1,543	32,314
Final balance (ii)	15,739,243	57,973,874	15,735,118	57,899,073

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2020	(955,135)	53,662,811	700,898	1,402,888	54,811,462
Capital Increase	-	-	-	(32,314)	(32,314)
Purchase of shares and results from treasury shares	(2,150)	-	-	-	(2,150)
Share-based payments	-	-	-	50,529	50,529
At March 31, 2020	(957,285)	53,662,811	700,898	1,421,103	54,827,527

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2021	(941,637)	53,662,811	700,898	1,563,439	54,985,511
Capital Increase	-	-	-	(74,333)	(74,333)
Purchase of shares and results from treasury shares	(32,061)	-	-	-	(32,061)
Share-based payments	-	-	-	98,639	98,639
At March 31, 2021	(973,698)	53,662,811	700,898	1,587,745	54,977,756

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais

At January 1, 2020	3,622	(68,017)	(887,118)	(955,135)
Changes during the year	(1,590)	30,953	(33,103)	(2,150)
At March 31, 2020	2,032	(37,064)	(920,221)	(957,285)
29

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais

At January 1, 2021	203	(3,045)	(938,592)	(941,637)
Changes during the year	2,027	(31,372)	(689)	(32,061)
At March 31, 2021	2,230	(34,417)	(939,281)	(973,698)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, re-emburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$105,142 on March 31, 2021 (R$51,797 at March 31, 2020) (Note 21 - Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2020	10,798,106	4,456	10,071,706	20,874,268

At March 31, 2020	10,798,106	4,456	10,071,706	20,874,268

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2021	14,511,147	4,456	11,404,458	25,920,061

At March 31, 2021	14,511,147	4,456	11,404,458	25,920,061

There was no change in net income reserves in the first quarter of 2020 and 2021.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments.

30

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

(c.2) Statutory reserve

From the net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the statutory reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, use and reductions are set out under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of:

	03/31/2021	03/31/2020
ICMS (brazilian state value-added tax)	398,479	404,985
Income tax	43,188	15,136
	441,667	420,121

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the tree-month period ended March 31, 2020 and March 31, 2021.

31

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiaries	Gains/(losses) of non-controlling interest's share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2020	3,583,386	644,965	(1,220,882)	(120,083)	84,434	156,091	(75,402,375)	(72,274,464)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	7,103,805	-	-	-	-	-	-	7,103,805
Cash flow hedges	-	543,944	-	-	-	-	-	543,944
Actuarial gains/(losses)	-	-	(4,698)	-	-	-	-	(4,698)
Total Comprehensive income	7,103,805	543,944	(4,698)	-	-	-	-	7,643,051
Gains/(losses) of controlling interest	-	-	-	-	(756)	-	-	(756)
Tax on deemed dividends	-	-	-	-	(772)	-	-	(772)
At March 31, 2020	10,687,191	1,188,909	(1,225,580)	(120,083)	82,906	156,091	(75,402,375)	(64,632,941)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiaries	Gains/(losses) of non-controlling interest's share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2021	11,076,439	744,441	(1,473,230)	(4,783)	(73,777)	156,091	(75,414,198)	(64,989,017)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	4,340,712	-	-	-	-	-	-	4,340,712
Cash flow hedges	-	655,880	-	-	-	-	-	655,880
Actuarial gains/(losses)	-	-	(56,230)	-	-	-	-	(56,230)
Total Comprehensive income	4,340,712	655,880	(56,230)	-	-	-	-	4,940,362
Gains/(losses) of controlling interest	-	-	-	-	382	-	-	382
At March 31, 2021	15,417,151	1,400,321	(1,529,460)	(4,783)	(73,395)	156,091	(75,414,198)	(60,048,273)

32

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 22 - Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

In March, 2021, an actuarial loss of R$56,940 arising from deficit on the defined benefits plan was fully recorded under actuarial gains and losses as a counterpart to the balance receivable originally recorded. There were no actuarial gains or losses arising from surplus or deficit in 2020.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev, the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

33

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

15.	SEGMENT REPORTING

(a)	Reportable segments – three-month period ended in:
	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020	03/31/2021	03/31/2020	03/31/2021	03/31/2020	03/31/2021	03/31/2020

Net sales	8,225,294	6,525,145	2,159,507	1,424,426	4,192,524	3,120,181	2,062,436	1,532,845	16,639,761	12,602,597
Cost of sales	(3,981,483)	(2,950,072)	(1,015,443)	(678,366)	(2,103,728)	(1,414,620)	(844,676)	(600,131)	(7,945,330)	(5,643,189)
Gross profit	4,243,811	3,575,073	1,144,064	746,060	2,088,796	1,705,561	1,217,760	932,714	8,694,431	6,959,408
Distribution expenses	(1,069,112)	(1,018,005)	(209,541)	(153,968)	(469,921)	(366,246)	(381,019)	(313,094)	(2,129,593)	(1,851,313)
Sales and marketing expenses	(709,406)	(827,626)	(160,677)	(150,935)	(325,764)	(323,389)	(249,193)	(253,589)	(1,445,040)	(1,555,539)
Administrative expenses	(789,386)	(406,607)	(110,359)	(51,190)	(201,554)	(120,796)	(132,760)	(86,753)	(1,234,059)	(665,346)
Other operating income/(expenses)	191,580	162,468	35	5,320	(4,673)	16,650	(9,002)	(13,169)	177,940	171,269
Exceptional items	(18,761)	(12,387)	(16,867)	(3,781)	(35,302)	(4,933)	(495)	(2,974)	(71,425)	(24,075)
Income from operations (EBIT)	1,848,726	1,472,916	646,655	391,506	1,051,582	906,847	445,291	263,135	3,992,254	3,034,404
Net finance costs	(390,122)	(1,069,031)	(49,693)	121,582	(587,733)	(558,555)	(36,752)	(30,863)	(1,064,300)	(1,536,867)
Share of results of joint ventures	(1,600)	(1,660)	(3,282)	212	-	-	(7,664)	(5,169)	(12,546)	(6,617)
Income before income tax	1,457,004	402,225	593,680	513,300	463,849	348,292	400,875	227,103	2,915,408	1,490,920
Income tax expense	262,623	56,000	(190,120)	(119,722)	(94,865)	(106,322)	(159,735)	(109,624)	(182,097)	(279,668)
Net income	1,719,627	458,225	403,560	393,578	368,984	241,970	241,140	117,479	2,733,311	1,211,252

Normalized EBITDA	2,558,987	2,178,017	839,304	523,107	1,370,791	1,168,978	558,127	362,389	5,327,209	4,232,491
Exceptional items	(18,761)	(12,387)	(16,867)	(3,781)	(35,302)	(4,933)	(495)	(2,974)	(71,425)	(24,075)
Depreciation. amortization and impairment	(691,500)	(692,714)	(175,782)	(127,820)	(283,907)	(257,198)	(112,341)	(96,280)	(1,263,530)	(1,174,012)
Net finance cost	(390,122)	(1,069,031)	(49,693)	121,582	(587,733)	(558,555)	(36,752)	(30,863)	(1,064,300)	(1,536,867)
Share of results of joint ventures	(1,600)	(1,660)	(3,282)	212	-	-	(7,664)	(5,169)	(12,546)	(6,617)
Income tax expense	262,623	56,000	(190,120)	(119,722)	(94,865)	(106,322)	(159,735)	(109,624)	(182,097)	(279,668)
Net income	1,719,627	458,225	403,560	393,578	368,984	241,970	241,140	117,479	2,733,311	1,211,252

Normalized EBITDA margin as a %	31.1%	33.4%	38.9%	36.7%	32.7%	37.5%	27.1%	23.6%	32.0%	33.6%

Acquisition of property, plant and equipment	963,353	1,104,508	109,053	109,240	182,311	101,412	72,618	31,159	1,327,335	1,346,319

34

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020	03/31/2021	03/31/2021	03/31/2020	03/31/2021	03/31/2020	03/31/2021

Segment assets	49,859,034	48,970,286	15,348,895	13,521,469	18,934,440	17,211,235	18,721,640	16,487,918	102,864,009	96,190,908
Intersegment elimination									(2,484,596)	(2,187,599)
Non-segmented assets									33,038,418	31,193,270
Total assets									133,417,831	125,196,579

Segment liabilities	22,553,945	25,032,608	4,742,167	4,114,212	5,840,017	5,156,535	6,590,193	6,256,608	39,726,322	40,559,963
Intersegment elimination									(2,484,895)	(2,187,353)
Non-segmented liabilities									96,176,404	86,823,969
Total liabilities									133,417,831	125,196,579

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

35

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

(b)	Additional information - by business unit:
	Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	03/31/2021	03/31/2020	03/31/2021	03/31/2020	03/31/2021	03/31/2020

Net sales	7,124,812	5,454,627	1,100,482	1,070,518	8,225,294	6,525,145
Cost of sales	(3,401,491)	(2,401,356)	(579,992)	(548,716)	(3,981,483)	(2,950,072)
Gross profit	3,723,321	3,053,271	520,490	521,802	4,243,811	3,575,073
Distribution expenses	(891,668)	(824,826)	(177,444)	(193,179)	(1,069,112)	(1,018,005)
Sales and marketing expenses	(641,327)	(747,281)	(68,079)	(80,345)	(709,406)	(827,626)
Administrative expenses	(679,847)	(348,030)	(109,539)	(58,577)	(789,386)	(406,607)
Other operating income/(expenses)	152,251	130,853	39,329	31,615	191,580	162,468
Exceptional items	(18,716)	(12,387)	(45)	-	(18,761)	(12,387)
Income from operations (EBIT)	1,644,014	1,251,600	204,712	221,316	1,848,726	1,472,916
Net finance costs	(390,122)	(1,069,031)	-	-	(390,122)	(1,069,031)
Share of results of joint ventures	(1,600)	(1,660)	-	-	(1,600)	(1,660)
Income before income tax	1,252,292	180,909	204,712	221,316	1,457,004	402,225
Income tax expense	262,623	56,000	-	-	262,623	56,000
Net income	1,514,915	236,909	204,712	221,316	1,719,627	458,225

Normalized EBITDA	2,263,908	1,866,250	295,079	311,767	2,558,987	2,178,017
Exceptional items	(18,716)	(12,387)	(45)	-	(18,761)	(12,387)
Depreciation. amortization and impairment	(601,178)	(602,263)	(90,322)	(90,451)	(691,500)	(692,714)
Net finance cost	(390,122)	(1,069,031)	-	-	(390,122)	(1,069,031)
Share of results of joint ventures	(1,600)	(1,660)	-	-	(1,600)	(1,660)
Income tax expense	262,623	56,000	-	-	262,623	56,000
Net income	1,514,915	236,909	204,712	221,316	1,719,627	458,225

Normalized EBITDA margin as a %	31.8%	34.2%	26.8%	29.1%	31.1%	33.4%

16.	NET SALES

Reconciliation between gross sales and net sales:

	03/31/2021	03/31/2020
Gross sales and/or services	24,544,855	18,742,618
Excise duty	(5,036,196)	(3,939,979)
Discounts	(2,868,898)	(2,200,042)
	16,639,761	12,602,597

36

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

17.	OTHER OPERATING INCOME / (EXPENSES)

	03/31/2021	03/31/2020
Government grants/NPV of long-term fiscal incentives	171,638	156,556
(Additions)/reversals of provisions	(8,980)	(2,550)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	12,667	15,951
Other operating income/(expenses), net	2,615	1,312
	177,940	171,269

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

18.	EXCEPTIONAL ITEMS

	03/31/2021	03/31/2020
Restructuring (i)	(39,185)	(13,880)
COVID-19 impacts (ii)	(31,051)	(10,195)
Effect of application of IAS 29 (hyperinflation)	(1,189)	-
	(71,425)	(24,075)

(i) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at our facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

19.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	03/31/2021	03/31/2020
Interest expense	(334,589)	(426,471)
Net Interest on pension plans	(27,827)	(25,563)
Losses on hedging instruments and exclusive investment funds (i)	(770,864)	(945,408)
Interest on provision for disputes and litigation	(17,730)	(16,274)
Exchange variations	(178,421)	(195,622)
Interest and foreign exchange rate on loans to/from related parties	-	(8,608)
Financial instruments at fair value through profit or loss	-	(2,133)
Tax on financial transactions	(11,369)	(86,603)
Bank guarantee expenses	(30,914)	(35,834)
Other financial results	(72,681)	(40,127)
	(1,444,395)	(1,782,643)

(i) The variation refers, for the most part, to the equity swap, which changes according to the changes in share price.

37

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 22 - Financial instruments and risks). The interest expenses are as follow:

	03/31/2021	03/31/2020
Financial instruments measured at amortized cost	(190,744)	(116,103)
Financial instruments at fair value through profit or loss	(143,845)	(310,368)
	(334,589)	(426,471)

(b)	Finance income

	03/31/2021	03/31/2020
Interest income	107,353	147,575
Interest and foreign exchange rate on loans to/from related parties	12,992	-
Other financial results	7,957	18,060
	128,302	165,635

Effect of application of IAS 29 (hyperinflation)	251,793	80,141
	380,095	245,776

Interest income arises from the following financial assets:

	03/31/2021	03/31/2020
Cash and cash equivalents	52,008	84,000
Investment securities held for trading	9,697	124
Other receivables (i)	45,648	63,451
	107,353	147,575

(i) Mainly related to monetary adjustments related to the exclusion of ICMS (VAT tax) from the basis of PIS and COFINS calculation, more details in Note 24 - Contingencies.

20.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	03/31/2021	03/31/2020
Income tax expense - current	(515,992)	(295,033)

Deferred tax expense on temporary differences	343,539	(128,782)
Deferred tax over taxes losses carryforwards movements in the current period	(9,644)	144,147
Total deferred tax (expense)/income	333,895	15,365

Total income tax expenses	(182,097)	(279,668)

38

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	03/31/2021	03/31/2020
Profit before tax	2,915,408	1,490,920
Government grants related to sales taxes	(398,479)	(404,985)
Share of result of joint ventures	12,546	6,617
Non-deductible expenses	15,522	12,006
Worldwide Taxation	(80,802)	(34,081)
	2,464,195	1,070,477
Aggregated weighted nominal tax rate	28.31%	29.35%
Taxes payable – nominal rate	(697,582)	(314,167)
Adjustment on tax expense
Income tax Incentives	43,188	15,136
Deductible interest on shareholders' equity	592,679	141,389
Tax savings from goodwill amortization	19,366	19,366
Withholding income tax	(288,996)	(241,628)
Recognition/(write-off) of deferred charges on tax losses	(52,361)	(46,070)
Effect of application of IAS 29 (hyperinflation)	(14,404)	(19,553)
Others with reduced taxation	216,013	165,859
Income tax and social contribution expense	(182,097)	(279,668)
Effective tax rate	6.25%	18.76%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives, these are related primarily to local production, and, when reinvested, are not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in State VAT (“ICMS”).

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2021 is mainly due to the exchange rate variation of the balances held in liabilities.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate its shareholders’ through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.
39

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

21.	SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management of the Company and its subsidiaries to acquire (through the exercise of stock options) or receive shares in the Company. For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock options, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, depending on the case, can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share received by them during the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which are transferred to third parties, or the Company will only be allowed after the five-year period from the option exercise date; and (II) Grant 2 - the beneficiary may exercise the options after a five-year grace period, and for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management, considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided into two separate lots - Lot A and Lot B, which will be delivered to the participants in the relevant program, subject to maturity periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used to apply the Company’s option pricing model for 2021 and 2020 was as follows:

In R$	03/31/2021	(i)	12/31/2020	(i)

Fair value of options granted	-		4.04
Share price	-		18.05
Exercise price	-		18.05
Expected volatility	-		22.3%
Vesting year	-		5
Expected dividends	5%		5%
Risk-free interest rate	-	(ii)	6.8%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, with the risk-free interest rate of ADRs are calculated in U.S. Dollar.

40

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The total number of outstanding options developed was as follows:

Thousand options	03/31/2021	12/31/2020

Options outstanding at January 1st	127,265	141,736
Options issued during the period	-	22
Options exercised during the period	(38)	(5,730)
Options forfeited during the period	(2,290)	(8,763)
Options outstanding at the end of the period	124,937	127,265

The range of exercise prices of the outstanding options is from R$11.97 (R$11.97 in 2020) to R$46.08 (R$43.95 in 2020) and the weighted average remaining contractual life is approximately 6.41 years (6.43 years in 2020).

Of the 124,937 thousand outstanding options (127,265 thousand in 2020), 51,670 thousand options were vested in 2021 (36,459 thousand in 2020).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2021	12/31/2020

Options outstanding at January 1st	19.81	18.53
Options issued during the period	-	18.05
Options forfeited during the period	18.17	22.96
Options exercised during the period	11.97	8.30
Options outstanding at the end of the period	20.03	19.81
Options exercisable at the end of the period	22.60	23.70

For the options exercised during the period ended March 31, 2021, the weighted average share price as at the exercise date was R$15.59 (R$15.23 in December 31, 2020).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted 30 thousand deferred shares under the stock option plan (153 thousand deferred shares in 2020) which are valued based on the share price for the trading session immediately prior to the grant, which represents a fair value of R$462 in 2021 (R$2,401 in 2020). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 2,008 thousand restricted shares under the Share-Based Plan (21,066 thousand in 2020), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$28,450 in 2021 (R$315,399 in 2020). Such restricted share units are subject to a grace period which can vary from three to five years counted from the grant date.

41

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Stated below is the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares):

Thousand deferred shares	03/31/2021	12/31/2020

Deferred shares outstanding at January 1st	6,065	7,926
New deferred shares during the period	30	153
Deferred shares granted during the period	(4,010)	(1,901)
Deferred shares forfeited during the period	(20)	(113)
Deferred shares outstanding at the end of the period	2,065	6,065

Thousand restricted shares	03/31/2021	12/31/2020

Restricted shares outstanding at January 1st	43,458	23,836
New restricted shares during the period	2,008	21,066
Restricted shares granted during the period	-	-
Restricted shares forfeited during the period	(747)	(1,444)
Restricted shares outstanding at the end of the period	44,719	43,458

Additionally, certain employees and managers of the Company received options to acquire AB-Inbev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$105,960 on March 31, 2021 (R$37,697 on March 31, 2020), recorded as administrative expenses.

22.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

42

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. Any exceptions to the policy must be approved by the Board of Directors.

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2021, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments - Highly probable forecast transactions contracted to minimize the Company's exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments - operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments - transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance. The effective portion of the hedge is allocated to equity, while the ineffective portion is recorded directly in the financial income statement when identified.

43

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The following tables summarize the exposure of the Company identified and protected in accordance with the Company's Risk Policy. The following classifications have been applied:

Operational hedges: Refers to exposure arising from the core business of the Company, such as purchases of inputs, purchases of fixed assets and service contracts linked to foreign currency, which are protected using derivatives.

Financial hedge: Refers to exposure arising from cash and financing activities, such as foreign currency cash and foreign currency debt, which is protected t using derivatives.

Investment hedges abroad: Refers mainly to exposure arising from cash held in foreign currency in foreign subsidiaries, with a functional currency different from the consolidation currency.

Investment hedge - put options granted on subsidiaries: As detailed in item IV (d), the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

44

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						03/31/2021
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(18,718,097)	18,444,627	598,517	(476,167)	(565,405)	380,447	1,180,937
	Commodities	(3,866,958)	3,593,488	567,760	(5,448)	(40,204)	149,074	157,425
	US Dollars	(14,733,745)	14,733,745	3,144	(465,927)	(524,149)	248,358	1,049,036
	Euros	(50,388)	50,388	19,030	(2,651)	(72)	1,120	(2,170)
	Mexican Pesos	(67,006)	67,006	8,583	(2,141)	(980)	(18,105)	(23,354)

Fixed Assets		(1,153,348)	1,153,348	559	(50,698)	(136,798)	33,714	37,404
	US Dollars	(1,153,348)	1,153,348	559	(50,698)	(136,798)	33,714	37,404

Expenses		(361,820)	361,820	170	(9,070)	(44,404)	13,049	65,247
	US Dollars	(361,820)	361,820	170	(9,070)	(44,404)	13,049	65,247

Debts		(213,386)	-	-	-	-	-	-
	US Dollars	(1,709)	-	-	-	-	-	-
	Interest rates	(211,677)	-	-	-	-	-	-

Equity Instrument		(1,645,019)	796,181	38,538	(6,562)	(55,339)	-	-
	Stock exchange prices	(1,645,019)	796,181	38,538	(6,562)	(55,339)	-	-
March 31, 2021		(22,091,670)	20,755,976	637,784	(542,497)	(801,946)	427,210	1,283,588

45

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

						03/31/2020
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(15,837,905)	15,588,464	364,496	(287,838)	(288,837)	314,270	1,132,072
	Commodities	(2,629,145)	2,379,704	343,852	(7,831)	(30,129)	(20,212)	(334,933)
	US Dollars	(13,087,705)	13,087,705	8,728	(271,832)	(260,461)	353,600	1,455,510
	Euros	(50,817)	50,817	1,942	(287)	(1,923)	(521)	13,108
	Mexican Pesos	(70,238)	70,238	9,974	(7,888)	3,676	(18,597)	(1,613)

Fixed Assets		(1,042,485)	1,042,485	1,733	(31,276)	(98,847)	32,031	36,645
	US Dollars	(1,042,485)	1,042,485	1,733	(31,276)	(98,847)	32,031	36,645

Expenses		(345,832)	345,832	473	(10,674)	(481)	474	178
	US Dollars	(345,832)	345,832	473	(10,674)	(481)	474	178

Debts		(233,216)	-	-	-	-	-	-
	US Dollars	(4,864)	-	-	-	-	-	-
	Interest rates	(228,352)	-	-	-	-	-	-

Equity Instrument		(1,740,543)	700,901	142,634	-	(541,225)	-	-
	Stock Exchange Prices	(1,740,543)	700,901	142,634	-	(541,225)	-	-
Total		(19,199,981)	17,677,682	509,336	(329,788)	(929,390)	346,775	1,168,895

46

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

I.        Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after the application of the interest rate hedging strategy, within the limits established by the risk policy. As at March 31, 2021, the Company was not applying hedges to the exposure described below:

	03/31/2021
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	5.4%	3,473,609
Argentinean Pesos	22.8%	3,924
Dominican Pesos	10.9%	102,202
Guatemalan Quetzal	8.4%	16,909
Other	7.6%	59,796
Bolivian Pesos	5.4%	133,996
US Dollars	4.2%	1,709
Canadian Dollars	3.5%	383,053
Pre-fixed interest rate		4,175,198

Brazilian Reais	3.9%	851,963
Post fixed interest rate		851,963
47

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	5.4%	3,002,394
Argentinean Pesos	23.3%	4,468
Dominican Pesos	9.8%	342,684
Guatemalan Quetzal	8.4%	15,346
Other	8.1%	48,576
Bolivian Pesos	5.2%	178,919
US Dollars	4.2%	4,864
Canadian Dollars	3.5%	342,553
Pre-fixed interest rate		3,939,804

Brazilian Reais	3.9%	852,424
Post fixed interest rate		852,424

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities, through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after March 31, 2021 for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at March 31, 2021.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at March 31, 2021.

48

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	562,312	174,508	(336,060)	(1,234,432)
Input purchases		(562,312)	(145,500)	404,428	1,371,167
Foreign exchange hedge	Foreign currency decrease	(439,962)	(548,720)	(4,152,747)	(7,865,531)
Input purchases		439,962	548,720	4,152,747	7,865,531
Cost effects		-	29,008	68,368	136,735

Foreign exchange hedge	Foreign currency decrease	(50,139)	(53,366)	(338,476)	(626,813)
Capex Purchases		50,139	53,366	338,476	626,813
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(8,900)	(10,008)	(99,355)	(189,810)
Expenses		8,900	10,008	99,355	189,810
Expense effects		-	-	-	-

Debt	Foreign currency decrease	-	14	427	855
Interest expenses	Increase in interest rate	-	615	9,567	17,997
Debt effects		-	629	9,994	18,852

Equity Instrument Hedge	Stock exchange price decrease	31,976	(14,106)	(167,069)	(366,115)
Expenses		(31,976)	54,944	379,279	790,533
Equity effects		-	40,838	212,210	424,418
		-	70,475	290,572	580,005

As at March 31, 2021 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Cost		16,874,978	1,569,649	-	-	-	18,444,627
	Commodities	2,850,729	742,759	-	-	-	3,593,488
	US Dollars	13,927,240	806,505	-	-	-	14,733,745
	Euros	45,991	4,397	-	-	-	50,388
	Mexican Pesos	51,018	15,988	-	-	-	67,006

Fixed assets		1,094,636	58,712	-	-	-	1,153,348
	US Dollars	1,094,636	58,712	-	-	-	1,153,348

Expenses		347,465	14,355	-	-	-	361,820
	US Dollars	347,465	14,355	-	-	-	361,820

Equity Instruments		796,181	-	-	-	-	796,181
	Stock prices	796,181	-	-	-	-	796,181
		19,113,260	1,642,716	-	-	-	20,755,976

49

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Costs		121,835	515	-	-	-	122,350
	Commodities	549,979	12,333	-	-	-	562,312
	US Dollars	(451,139)	(11,644)	-	-	-	(462,783)
	Euros	16,379	-	-	-	-	16,379
	Mexican Pesos	6,616	(174)	-	-	-	6,442

Fixed assets		(46,621)	(3,518)	-	-	-	(50,139)
	US Dollars	(46,621)	(3,518)	-	-	-	(50,139)

Expenses		(8,329)	(571)	-	-	-	(8,900)
	US Dollars	(8,329)	(571)	-	-	-	(8,900)
	Rupee	-	-	-	-	-	-

Equity Instruments		31,976	-	-	-	-	31,976
	Stock prices	31,976	-	-	-	-	31,976
		98,861	(3,574)	-	-	-	95,287

II.    Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

In order to minimize the credit risk on significant derivative transactions with its counterparties, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a certain percentage of its notional value (generally between 10% and 15%), the debtor must settle the difference in favor of the creditor.

50

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Any deposits or cash available must be kept in accounts with top tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating (ii) the transaction term (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at March 31, 2021. As at March 31, 2021, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's risk policy.

III.    Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditure;

•                  Investments in companies;

•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

51

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	03/31/2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	31,465,242	32,742,807	26,107,513	2,430,103	1,269,309	1,296,347	1,639,535
Secured bank loans	2,110,382	2,279,024	2,005,768	69,338	52,341	50,851	100,726
Unsecured bank loans	1,963	2,139	2,139	-	-	-	-
Debentures and Bonds	109,032	124,888	124,888	-	-	-	-
Unsecured other loans	127,852	263,237	46,638	43,321	28,912	18,556	125,810
Lease liabilities	2,677,932	3,202,557	686,397	655,167	484,056	671,933	705,004
	36,492,403	38,614,652	28,973,343	3,197,929	1,834,618	2,037,687	2,571,075

	12/31/2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,353,261	33,694,240	27,340,481	4,015,286	272,153	424,502	1,641,818
Secured bank loans	2,179,142	2,360,153	2,038,391	82,611	61,674	51,568	125,909
Unsecured bank loans	247,818	271,294	270,208	1,086	-	-	-
Debentures and Bonds	108,548	124,404	124,404	-	-	-	-
Unsecured other loans	135,652	307,674	52,872	42,065	31,236	19,126	162,375
Lease liabilities	2,121,068	2,715,036	532,732	558,307	398,092	566,179	659,726
	37,145,489	39,472,801	30,359,088	4,699,355	763,155	1,061,375	2,589,828

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

IV.    Equity price risk

Through the equity swap transactions approved on December 19, 2019, May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

In March 31, 2021, exposure equivalent to R$1.6 billion (R$1.7 billion as at December 31, 2020) in Ambev’s shares (or ADRs) was partially hedged, resulting in a loss in the income statement of R$55,329 (a loss in the income statement of R$541,225 as at March 31, 2020).

V.    Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

52

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assets the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the financial instruments recognized in the financial statements, segregated by category:

	03/31/2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,286,068	-	17,286,068
Trade receivables excluding prepaid expenses	5,805,197	-	5,805,197
Investment securities	218,335	2,049,628	2,267,963
Derivative financial instruments	-	38,538	38,538
Derivatives hedges	-	599,246	599,246
Total	23,309,600	2,687,412	25,997,012

Financial liabilities
Trade payables	21,509,550	-	21,509,550
Put options granted on subsidiaries	-	3,783,049	3,783,049
Derivative financial instruments	-	6,562	6,562
Derivatives hedges	-	535,935	535,935
Interest-bearing loans and borrowing	5,027,161	-	5,027,161
Other liabilities	2,304,374	-	2,304,374
Total	28,841,085	4,325,546	33,166,631

53

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,090,335	-	17,090,335
Trade receivables excluding prepaid expenses	6,628,971	-	6,628,971
Investment securities	213,907	1,700,028	1,913,935
Derivative financial instruments	-	142,634	142,634
Derivatives hedges	-	366,702	366,702
Total	23,933,213	2,209,364	26,142,577

Financial liabilities
Trade payables	19,995,095	-	19,995,095
Put options granted on subsidiaries	-	3,493,780	3,493,780
Derivatives hedges	-	329,788	329,788
Interest-bearing loans and borrowing	4,792,228	-	4,792,228
Other liabilities	2,581,099	-	2,581,099
Total	27,368,422	3,823,568	31,191,990

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 -inputs which are not observable for the asset or liability.

54

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	03/31/2021				12/31/2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	2,049,628	-	-	2,049,628	1,700,028	-	-	1,700,028
Derivatives assets at fair value through profit and loss	-	38,538	-	38,538	-	142,634	-	142,634
Derivatives - operational hedge	115,690	483,556	-	599,246	85,461	281,241	-	366,702
	2,165,318	522,094	-	2,687,412	1,785,489	423,875	-	2,209,364
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,783,049	3,783,049	-	-	3,493,780	3,493,780
Derivatives liabilities at fair value through profit and loss	-	6,562	-	6,562	-	-	-	-
Derivatives - operational hedge	252,237	283,698	-	535,935	102,552	227,236	-	329,788
	252,237	290,260	3,783,049	4,325,546	102,552	227,236	3,493,780	3,823,568

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2020	3,493,780
Total gains and losses during the period	289,269
Losses/(gains) recognized in net income	42,295
Losses/(gains) recognized in equity	246,974
Financial liabilities at March 31, 2021	3,783,049

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not of sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029. On March 31, 2021, the sum of the two ELJ tranches is R$3,778,349 (R$3,489,080 on December 31, 2020).

55

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The fair value of (i) Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at March 31, 2021 the Company held R$797,710 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$798,903 as at December 31, 2020).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

56

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

23.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	03/31/2021	12/31/2020

Collateral given for the Company’s own liabilities	797,818	799,011
Other commitments	1,810,288	1,629,881
	2,608,106	2,428,892

Commitments to suppliers	19,861,140	17,768,463
	19,861,140	17,768,463

The collateral provided for liabilities totaled approximately R$2,608,106 as at March 31, 2021 (R$2,428,892 as at December 31, 2020), including R$728,251 (R$729,174 as at December 31, 2020) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at March 31, 2021, Ambev maintained R$797,710 (R$798,903 as at December 31, 20120) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 22 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at March 31, 2021 and December 31, 2020 are as follow:

	03/31/2021	12/31/2020

Less than 1 year	10,310,703	9,218,216
Between 1 and 2 years	3,418,303	2,934,802
More than 2 years	6,132,134	5,615,445
	19,861,140	17,768,463

24.	CONTINGENCIES

The Company has contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Company’s management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 13 - Provisions).

The Company has lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follow:

57

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

	03/31/2021	12/31/2020

Income tax and social contribution	54,209,525	53,898,046
Value-added and excise taxes	23,418,352	23,299,284
PIS and COFINS	2,741,892	2,746,286
Others	1,608,973	1,603,508
	81,978,742	81,547,124

Principal lawsuits with a likelihood of possible loss

Except for monetary inflation and the cases described below, there were no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2020.

Brazilian Federal Taxes

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from InBev Holding Brasil S.A.’s merger with Ambev. At the administrative level, Ambev received partially favorable decisions in both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The updated amount related to this uncertain tax position as at March 31, 2021 was approximately R$10.3 billion (R$10.2 billion as at 31 December 2020). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit. In the event Ambev is required to pay these amounts, AB-Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the Company pursuant to the merger protocol, as well as the related costs.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (regarding the 2010 tax period), which became definitive.

58

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending admission and judgment.

With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses to the first level administrative court. The 2016 isolated fine case awaits judgment by the first level administrative court. With respect to the 2015 isolated fine case, Ambev received an unfavorable decision from the first level administrative court and filed an appeal, which is pending judgment by the Lower Administrative Court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated amount related to this uncertain tax position as at March, 2021 was approximately R$11.9 billion (R$11.7 billion as at December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by the Company in 2013 and its impacts on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021.

The Company also distributed IOC in the years following the assessed period. In a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be similar to the abovementioned cases. Accordingly, the effects of the deductibility of IOC expenses on Ambev’s effective income tax rate for this period would be maintained.

59

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as at March 31, 2021 was approximately R$10.3 billion (R$10.2 billion as at December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

Contingent assets

In March 2017, the Supreme Federal Court (“STF”) decided for, in the judgment of RE 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation basis. Currently, the General Attorney's Office (PGFN), filed an amendment in order to supposedly clarify the criteria for calculating the portion of the ICMS that shall be excluded from the calculation basis of the PIS and COFINS contributions (ICMS “paid” versus “ICMS declared on the invoice”) and the modulation of the effects of the STF decision.

The Company and its controlled companies have several lawsuits related to the matter, some with final and unappealable favorable decisions. Due to the tax regime applicable to the soft drinks and beer sector that has changed over time, the Company has lawsuits which refers to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in effect - special soft drinks and beer regime, provided for in article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation").

In 2018, 2019 and 2020, the Company and its controlled companies recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$5.4 billion, being R$1.1 billion related to periods from 1990 to 2009 and after March 2017 (“New Model”) and R$4.3 billion, related to 2009 to 2015 (as explained below) as (i) the gain is virtually certain according to the specific circumstances of each specific case; and (ii) the amounts could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount.

Regarding the amount of R$4.3 billion mentioned above, the Company recorded a tax credit of R$4.3 billion (before tax effects), of which R$ 2.5 billion in Other Operating Income, as described in Note 17 - Other Operating Income (Expenses), and R$1.8 billion in Financial Income, as described in Note 19 - Finance Expenses and Income. This amount is related to the lawsuit with final and unappealable decision that recognized the right of the Company and its controlled companies to obtain refund of the overpaid amounts while REFRI taxation model was in place. In addition to the gain being virtually certain due to the circumstances of this specific case, the amount related to this matter could be estimated with sufficient reliability after several analysis made (with the assistance of our external consultants) that allowed: (i) the identification of the total ICMS included per liter included in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as calculation basis for determination of the PIS and COFINS; and (ii) the result of exclusion of such total ICMS from the calculation basis of PIS and COFINS in the Company’s operations in the period.

60

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

In addition, with respect to transactions that occurred after the decision of the STF, the Company and its controlled companies have judicial decisions in force (in the context of the lawsuits filed prior to the decision rendered by the STF) that ensure the right to exclude the ICMS declared on the invoices from the PIS and COFINS calculation basis, which corresponded to a total amount of R$2.9 billion, in addition to the values referred above. This amount is a reduction of PIS and COFINS expenses as it does not refer to extemporaneous credits.

For the period of the New Model before the STF decision, the Company estimates that the contingent asset corresponds to R$1.9 billion, which will be recognized once the gain is virtually certain given the specific circumstances of the cases and upon confirmation of the estimated values with sufficient reliability.

25.	NON-CASH ITEMS

	03/31/2021	03/31/2020
Fair value of option granted on a subsidiary	-	(2,133)
Effect of application of IAS 29 (hyperinflation)	(3,741)	(102,432)
Acquisition of investments payables	-	34,431

26.	RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on all transactions with related parties.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

61

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with management members

In addition to short-term benefits (primarily salaries), management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 21 - Share-based payments).

Total expenses related to the Company’s management members are as follow:

	03/31/2021	03/31/2020

Short-term benefits (i)	28,828	5,791
Share-based payments (ii)	10,765	9,810
Total key Management remuneration	39,593	15,601

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 21 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at March 31, 2021 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at March 31, 2021 and December 31, 2020, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

62

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The expenses incurred by Fundação Zerrenner for providing these benefits totaled R$69,777 (R$62,153 as at March 31, 2020), of which R$62,224 and R$7,553 were related to active employees and retirees respectively (R$54,857 and R$7,296 as at March 31, 2020 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22,439 maturing on December 31, 2022.

c) Leasing - Ambev. head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, which is being re-negotiated, and currently the contract is in force for an indefinite period.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$326 as at March 31, 2021 (R$382 as at March 31, 2020) and R$163,248 (R$109,355 as at March 31, 2020) as licensing income and expenses, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada.

63

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions with related parties

				03/31/2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	6,309	-	-	-
AB InBev	17,641	-	(122,784)	-
AB Package	4	-	(329,542)	-
AB Services	5,592	-	(1,712)	-
AB USA	58,395	13,653	(363,588)	-
Bavaria	500	-	(16,899)	-
Cervecería Modelo	1,809	-	(446,893)	-
Cervecerías Peruanas	37,943	-	(10,672)	-
Inbev	924	82,336	(26,975)	-
Panama Holding	20,932	-	(14,334)	1,647
Others	26,143	1,147	(45,534)	-
	176,192	97,136	(1,378,933)	1,647

					12/31/2020
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends payables	Dividends receivables
AB Africa	4,584	-	-	-	-
AB InBev	28,621	-	(84,639)	-	-
AB Package	4	-	(320,999)	-	-
AB Services	11,250	-	(1,743)	-	-
AB USA	36,738	6,176	(250,129)	-	-
Ambrew	-	-	-	(98,709)	-
Bavaria	976	-	(11,303)	-	-
Cervecería Modelo	5,081	-	(400,033)	-	-
Cervecerías Peruanas	1,394	-	(10,907)	-	-
Inbev	865	79,144	(19,419)	-	-
ITW International	-	-	-	(647,498)	-
Panama Holding	18,848	-	(13,075)	-	1,632
Others	10,229	1,079	(44,850)	-	-
	118,590	86,399	(1,157,097)	(746,207)	1,632

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	03/31/2021	12/31/2020
Non-current	Trade payables	Trade payables
ITW International	(447,733)	(420,495)
	(447,733)	(420,495)

64

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

The tables below represent transactions with related parties, recognized in the income statement:

	03/31/2021
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	-	(32,193)	-	-
AB Package	-	-	(72,608)	-	-
AB Procurement	-	-	-	(16,104)	-
AB USA	5,205	-	(294,923)	(825)	-
Ambev Peru	1,368	-	-	-	-
Bavaria	1,894	-	(19,558)	-	-
Cervecería Modelo	-	-	(436,422)	-	-
Cervecerías Peruanas	3,539	-	(9,605)	-	-
GCC India	-	-	-	(1,896)	-
Inbev	-	-	(32,903)	-	-
ITW International	-	-	-	-	12,992
Others	4,344	38	(28,302)	-	-
	16,350	38	(926,514)	(18,825)	12,992

	03/31/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	68	-	(25,236)	-	6
AB Package	-	-	(23,718)	-	-
AB USA	5,420	-	(284,719)	(660)	-
Cervecería Modelo	-	-	(301,194)	-	-
Cervecerías Peruanas	-	-	(8,852)	-	-
GCC India	-	-	-	(1,368)	-
Inbev	-	-	(32,795)	-	-
ITW International	-	-	-	-	(8,614)
Oriental Brewery	2,542	-	-	-	-
Others	162	38	(6,988)	-	-
	8,192	38	(683,502)	(2,028)	(8,608)

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
65

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2021

All amounts in thousand of Brazilian Reais unless otherwise stated

Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”) Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer